UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[May 10, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [May 10, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

Metso to supply main equipment for Nippon Paper’s new papermaking line in Japan

(Helsinki, Finland, May 10, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)

Metso Paper will supply most of the technology for Nippon Paper Industries’ new 350,000 tpy papermaking line to be built at its Ishinomaki mill in northeastern Honshu, Japan. The total value of the Metso order, which covers technology for papermaking, paper finishing, air systems and automation, exceeds EUR 80 million. The new production line is due to start up in late September 2007.

Nippon Paper Industries Ishinomaki PM N6 will be the first new papermaking unit in Japan since 1998. The new machine will produce both fine paper and light-weight coated grades in a basis weight range of 51 to 79 g/m2. With a wire width of 9.45 m and a design speed of 1,800 m/min, it will be among the largest paper machines ever constructed in the country.

Nippon Paper Industries, which forms a major part of Nippon Paper Group, is Japan’s leading paper producer. The Ishinomaki mill currently runs 11 paper machines producing a total of 900,000 tons per year.

The entire Nippon Paper Group produces approx. 7.4 million tons per year of paper and board with a total of approx. 90 paper machines at 23 mills in Japan, 2 in the U.S.A., 3 in China and 1 in Finland. The Group dominates the domestic Japanese paper market with a 26% market share.

Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.

www.metso.com

For further information, please contact:
Sakari Häyrynen, Senior Vice President, Sales and Marketing, Paper and Board Business Line, Metso Paper,
tel. +358 40 563 3742
Yoshiharu Kayoh, Vice President, Sales, Paper and Board Business Line, Metso Paper Japan, tel. +81 (0)90 2644 5161
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 40 530 0778

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.